[Letterhead of Imaging Diagnostic Systems, Inc.]

June 30, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Dear Ms. Breslin:

The undersigned, Imaging Diagnostic Systems, Inc. respectfully requests the acceleration of the effectiveness for its Registration Statement on Form S-1, Commission File Number 333-159641 to July 1, 2009 at 2:00 P.M. or as soon thereafter as possible.

Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Linda B. Grable

Linda B. Grable
Chief Executive Officer